05037919

U.S. SECURIT... ...MISSION
WASHINGTON, D.C. ...

RECD S.E.C.
FEB 28 2005
1086

AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
~~8-12345~~ 8-52704

REPORT FOR THE PERIOD BEGINNING **01/01/04** AND ENDING **12/31/04**

A.REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Integrity Trading, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

816 6th St. So.

(No. and Street)

Kirkland	**Washington**	**98033-5415**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY W. HOCKANSON **(425) 284-0301**

(Area Code - Telephone No.)

B.ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

Accounting Firm **Gilligan, Ryan, Jorgenson & Co., P.S.**

7525 Pioneer Wy., Ste 201	**Gig Harbor, Washington**	**98335**	
(Address)	(City)	(State)	(Zip Code)

Oath or Affirmation

I, Jeffrey W. Hockanson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY TRADING, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jeffrey W. Hockanson
Signature

Chief Compliance Officer
Title

Subscribed and sworn
to before me
this 25th day of February 2005

Kathleen R. Kubista

Notary Public

Table of Contents

CERTIFIED PUBLIC ACCOUNTANTS

GILLIGAN, RYAN, JORGENSON & CO., P.S.

CHARLES E. GILLIGAN, CPA
ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA

M. EILEEN BAKER, CPA, MS(TAX)
JULIE M. CURTIS, CPA
AMANDA J. WAGNER, CPA

INDEPENDENT AUDITORS' REPORT

February 17, 2005

To the Board of Directors
Integrity Trading, Inc.
Kirkland, Washington

We have audited the accompanying balance sheet of Integrity Trading, Inc. (a Washington corporation) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Trading, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relations to the basic financial statements taken as a whole.

Gilligan, Ryan, Jorgenson & Co., P.S.

Gilligan, Ryan, Jorgenson & Co., P.S.
Gig Harbor, Washington

7525 PIONEER WAY, SUITE 201 • P.O. BOX 1441 • GIG HARBOR, WA 98335
TEL 253-851-3425 • FAX 253-851-2074 • 1-800-3425

INTEGRITY TRADING, INC.
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Cash	$ 89,277	$ 131,203
Deposits with clearing organizations	50,585	28,429
Receivable from broker-dealers and clearing org.	150,995	75,155
Prepaid registration expense	9,285	15,418
Equipment, net of depreciation of $4,631 and $1,984	64,943	8,017
Total Assets	$ 365,085	$ 258,222

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
LIABILITIES		
Accounts payable	$ 45,668	$ 29,255
Accrued expenses	723	7,734
Income taxes payable	37,655	-
Total Liabilities	84,046	36,989
STOCKHOLDER'S EQUITY		
Capital stock, $1 par value, 1,500 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid in capital	231,110	231,111
Retained earnings	48,929	(10,878)
Total Stockholder's Equity	281,039	221,233
Total Liabilities and Stockholder's Equity	$ 365,085	$ 258,222

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES		
Commissions	$ 1,977,131	$ 927,399
Interest and dividends	-	97
Other Income	15,066	2,045
Total Sales Revenue	1,992,197	929,541
EXPENSES		
Clearance and exchange fees	1,136,519	436,835
Employee compensation and benefits	313,200	131,984
Commissions paid	144,138	114,706
Payroll taxes	22,366	10,102
Advertising	60,613	33,114
Occupancy	57,467	28,801
Professional services	20,433	20,885
Miscellaneous expense	13,080	-
Registrations and licenses	31,590	9,948
Vehicle expense	31,346	2,998
Travel and conventions expense	29,172	11,279
Business taxes	26,215	12,849
Office expense	17,959	14,519
Communications and data processing	12,357	87,995
Entertainment	6,625	5,468
Research and quotes expense	4,382	2,964
Repairs and maintenance	2,930	-
Insurance	2,659	541
Depreciation expense	2,647	16,871
Security expense	1,391	650
Dues and subscriptions	1,060	2,164
Total Operating Expenses	1,938,149	944,673
Income (Loss) from Operations	54,048	(15,132)
Other Income (Expenses)		
Trading profits	84,332	21,666
Interest expense	(1,639)	(8,675)
Penalties	(200)	(1,178)
Total Other Income (Expenses)	82,493	11,813
Net Income Before Income Taxes	136,541	(3,319)
Provision for Income Taxes	(37,655)	-
Net Income (Loss)	$ 98,886	$ (3,319)

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Capital Stock		
Balance, beginning of year	$ 1,000	$ 1,000
Additional shares issued or retired	-	-
Balance, end of year	$ 1,000	$ 1,000
Additional Paid In Capital		
Balance, beginning of year	$ 231,110	$ 178,000
Additions during year	-	53,110
	$ 231,110	$ 231,110
Retained Earnings		
Balance, beginning of year	$ (10,878)	$ (7,559)
Dividends paid	(39,079)	-
Net income (loss)	98,886	(3,319)
Balance, end of year	$ 48,929	$ (10,878)

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flows Provided by Operating Activities		
Inflows		
Cash received from customers	$ 1,919,285	$ 925,160
Interest income	-	97
	1,919,285	925,257
Outflows		
Cash paid to suppliers and operating expenses	(1,926,589)	(947,997)
Interest expense	(20,301)	(7,649)
	(1,946,890)	(955,646)
Net cash flows from operations	(27,605)	(30,389)
Cash Flow Provided (Used) by Investing Activities		
Cash paid to purchase new assets	(59,574)	(3,948)
Net cash realized on trading activities	84,332	-
Net cash flows from investing activities	24,758	(3,948)
Cash Flow Provided (Used) by Financing Activities		
Dividends paid to stockholder	(39,079)	-
Stock purchase by shareholder	-	53,110
Net cash flows provided by financing activities	(39,079)	53,110
Net increase (decrease) in cash	(41,926)	18,773
Cash and cash equivalents at beginning of year	131,203	112,430
Cash and cash equivalents at end of year	$ 89,277	$ 131,203
Reconciliation of Net Income(Loss) to Net Cash Provided(Used) in Operating Activities:		
Net income (loss)	$ 98,886	$ (3,320)
Adjustments to Reconcile Net Income to Net Cash from Operations		
Depreciation	2,647	16,871
Trading Income	(84,332)	-
Decrease (increase) in:		
Deposits with clearing organizations	(22,156)	(2,568)
Receivable from broker-dealers and clearing organizations	(75,840)	(23,381)
Prepaid registration expense	6,133	(2,373)
Increase (decrease) in:		
Accounts payable and accrued expenses	47,057	5,982
Short inventory	-	(13,100)
Penalty payable	-	(8,500)
Net Cash Flow from Operations	$ (27,605)	$ (30,389)

The accompanying notes are an integral part of these financial statements

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Integrity Trading, Inc., (a Delaware Corporation) was founded in December 2000 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary operations are providing brokerage services for clients over the Internet. The Company is located in Bellevue, Washington and is licensed in all 50 states. It is currently working on it's licensing for Canada as well.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

FEDERAL INCOME TAX

The Company is subject to tax under the Internal Revenue Code and is taxed as a Corporation. There are no significant differences between book and tax methods of accounting causing deferred tax benefits or liabilities.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in banks, and all highly liquid investments with maturity of three months or less.

PROPERTY AND EQUIPMENT

All newly acquired property and equipment is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 5 years for equipment and 39.5 years for leasehold improvements.

ADVERTISING

The Company advertises through various on-line locations. Advertising costs are expensed as incurred and totaled $60,613 and $33,114 for the years ended December 31, 2004 and 2003. All of these costs are paid one month in advance.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is currently in office space owned by the President of the Company. The Company pays $3,300 monthly on a month-to-month lease. Additionally, the Company employs an outside bookkeeper that is the sister of the Company's shareholder.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that he ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 and 2003 the Company had a net capital of $204,311 and $197,798, which was $104,311 and $97,798 in excess of its required net capital of $100,000. There were no material differences between the unaudited net capital computation and the audited net capital computation.

NOTE 4 – POSSESSION AND CONTROL

The Company is not subject to the Possession and Control rule 15c3-3 of the Securities and Exchange Commission (SEC) due to being exempt under (k) (2)(ii), all customer transactions cleared through another broker-dealer on a fully disclosed basis. The other broker-dealer used by the Company is Penson Financial Services, Inc. (SEC # 8-42095).

INTEGRITY TRADING, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGES COMMISSION

AS OF DECEMBER 31, 2004

Net Capital	
Total Stockholder's Equity	$ 281,039
Total capital	281,039
Deductions and/or charges:	
Prepaid Registration Fee	(9,285)
Dallas office deposit	(2,500)
Equipment, net	(64,943)
	(76,728)
Net Capital	$ 204,311

G R J CERTIFIED PUBLIC ACCOUNTANTS

GILLIGAN, RYAN, JORGENSON & CO., P.S.

CHARLES E. GILLIGAN, CPA
ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA

M. EILEEN BAKER, CPA, MS(TAX)
JULIE M. CURTIS, CPA
AMANDA J. WAGNER, CPA

February 17, 2005

Board of Directors

Integrity Trading, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Integrity Trading, Inc. (the Company), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBER • PRIVATE COMPANIES PRACTICE SECTION, AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

7525 PIONEER WAY, SUITE 201 • P.O. BOX 1441 • GIG HARBOR, WA 98335
TEL 253-851-3425 • FAX 253-851-2074 • 1-800-3425

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gilligan, Ryan, Jorgenson & Co., P.S.

Gilligan, Ryan, Jorgenson & Co., P.S.
Gig Harbor, Washington
February 17, 2005